
September 18, 2023

Martin P. Klein
Chief Financial Officer
Athene Holding Ltd
Second Floor, Washington House
16 Church Street
Hamilton, HM 11, Bermuda

> **Re: Athene Holding Ltd**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **Form 8-K dated August 7, 2023**
> **File No. 001-37963**

Dear Martin P. Klein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Spread Related Earnings (SRE), page 76

1. We note that your non-GAAP measure Spread related earnings is used to evaluate your financial performance excluding market volatility. With regard to this measure, please tell us, and revise your future filings to disclose, how you define market volatility. In addition, tell us how you determined this adjustment is appropriate and whether the impact of market volatility represents normal, recurring activities or if this adjustment results in individually tailored accounting.

Form 8-K dated August 7, 2023

Exhibit 99.1
Selected Income Statement Data, page 4

2. We note your presentation of the non-GAAP measures for Spread related earnings - normalized, Net spread - normalized, and Net investment spread - normalized. Please tell us, and revise your future filings to include a discussion of how and why these measures are used, as well as why they are useful to investors.

3. In addition to the above, we note that these non-GAAP measures appear to reflect adjustments to normalize alternative investment income to an 11% long-term return. Please explain how you determined these adjustments are appropriate, including your consideration of whether they represent individually tailored accounting or smoothing. Refer to Questions 100.01, 100.04 and 102.03 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Cara Lubit, Staff Accountant at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance